SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2014	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 21, 2014	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2014

 The unaudited financial data of the Group for the first three quarters of 2014 reflected:

•	Operating revenue reached RMB481.2 billion, up by 3.9% over the same period of last year

•	EBITDA was RMB176.3 billion, down by 5.0% over the same period of last year

•	Profit attributable to equity shareholders was RMB82.6 billion, down by 9.7% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2014.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2014 to 30 September 2014	For the period from 1 January 2013 to 30 September 2013	Change

Operating Revenue (RMB)	481.235 billion	463.008 billion	3.9%
EBITDA (RMB)	176.338 billion	185.672 billion	-5.0%
EBITDA Margin	36.6%	40.1%
Profit Attributable to Equity Shareholders (RMB)	82.602 billion	91.495 billion	-9.7%
Margin of Profit Attributable to Equity Shareholders	17.2%	19.8%

Operating Data

	As at 30 September 2014/ For the period from 1 January 2014 to 30 September 2014	As at 30 June 2014/ For the period from 1 January 2014 to 30 June 2014

Total Customers	799.13 million	790.61 million
Net Additional Customers *	31.92 million	23.41 million
4G Customers	40.95 million	13.94 million
3G Customers	244.46 million	238.52 million
Average Revenue per User per Month (ARPU) (RMB/user/month) *	63	64
Total Voice Usage (minutes) *	3,211.1 billion	2,134.1 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month) *	456	460
Mobile Data Traffic (MB) *	724.7 billion	426.5 billion
SMS Usage (messages) *	455.3 billion	305.8 billion

*	for the relevant reporting period

In the first three quarters of 2014, the mobile communications sector in Mainland China was already in the phase of high penetration rate, and the room for development in traditional communications business was severely restricted. At the same time, the impact of the competition from mobile Internet became more evident. The Group continued to experience a decline in its voice and SMS and MMS businesses, with a 0.3% decrease in the total voice usage and a 20.2% decrease in the SMS usage compared to the same period of last year. However, the Group substantially leveraged its first-mover advantages in 4G (TD-LTE) services, endeavored to build a superior 4G network, vigorously promoted the sales of 4G terminals, accelerated the migration of customers to 4G network and enhanced proficiency in its data traffic operation, and data traffic services have maintained a momentum of rapid growth. As of 30 September 2014, the Group’s customers reached 799 million, of which 40.95 million were 4G customers. Mobile data traffic for the first three quarters of 2014 increased by 98.6% compared to the same period of last year, which constituted the major driver of revenue growth. Due to the effects of policy factors including the transformation from business tax to value-added tax and the adjustments of network interconnection settlement standards, and the fact that the Group increased tariff concessions as appropriate while managing and controlling marketing expenses, the Group experienced a further slowdown in revenue growth and the operating revenue reached RMB481.2 billion, representing an increase of 3.9% compared to the same period of last year. ARPU was RMB63, which recorded a decrease compared to the same period of last year.

The Group accelerated the promotion of its strategic transformation. The demand for resources from 4G network construction and business development, retention of existing customers, and mobile Internet development deployment became relatively high and the relevant capital expenditure and cost continued to rise. With reliance on management and control of marketing expenses, the Group promoted transformation of its marketing model, vigorously compressed non-operating expenses and endeavored to improve the efficiency and effectiveness of its use of resources. The Group’s EBITDA for the first three quarters of 2014 was RMB176.3 billion, representing a decrease of 5.0% compared to the same period of last year. Profit attributable to equity shareholders was RMB82.6 billion, representing a decrease of 9.7% compared to the same period of last year. Margin of profit attributable to equity shareholders was 17.2% and profitability continued to be maintained at a sound level.

The Group will continue to adhere to the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, endeavor to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save cost and maintain its industry leading position in profitability and thereby, continuously create value for investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 20 October 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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